EXHIBIT 99.1

Hydrogenics Corporation Announces Arrangement Agreement With Cummins Inc.

MISSISSAUGA, Ontario, Canada, June 28, 2019 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG) (the “Company” or “Hydrogenics”), a leading developer and manufacturer of hydrogen fuel cell modules and hydrogen generation equipment, announced today that it has entered into an arrangement agreement (the “Arrangement Agreement”) with Cummins Inc. (“Cummins”) and Atlantis AcquisitionCo Canada Corporation (the “Purchaser”), pursuant to which the Purchaser, a subsidiary of Cummins Inc., has agreed to acquire all of the outstanding common shares of the Company (the “Shares”), other than Shares owned by The Hydrogen Company, a wholly owned subsidiary of L’Air Liquide S.A. (“Air Liquide”), for US$15.00 in cash per Share (the “Transaction”). The Hydrogen Company has agreed to exchange its Shares for shares of the Purchaser pursuant to the Transaction.

“Over the past 24 years, the Hydrogenics team has worked to refine and improve transformative technology solutions in Hydrogen.  Today, our years of work are recognized as two very major high-quality industrial leaders have taken the baton to continue our legacy in bringing clean energy solutions to the world. It is a great honour to be associated with such distinguished companies as Cummins and Air Liquide. We look forward with renewed vigor to work alongside them to accelerate the transformative journey,” said Mr. Daryl Wilson, Chief Executive Officer of the Company.

The consideration per Share to be received by the Company’s shareholders (the “Shareholders”) in connection with the Transaction represents a premium of 21.6% over the 30-day volume-weighted average price (“VWAP”) of the Shares on the NASDAQ and 38.8% over the 90-day VWAP on the NASDAQ for the period ending June 27, 2019.

Special Committee and Board of Directors Recommendation

The Hydrogen Company is the Company’s largest Shareholder, owning 3,537,931 Shares, which represents approximately 18.6% of the issued and outstanding Shares. Accordingly, the Transaction, if consummated, will constitute a “business combination” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). A Special Committee of the Board of Directors (the “Special Committee”) comprised of Doug Alexander, Sara Elford, David Ferguson and Don Lowry was formed to, among other things, review, evaluate and negotiate the terms of the Transaction, make recommendations to the Board of Directors in respect of the Transaction, and supervise the preparation of a formal valuation of the fair market value of the Shares in accordance with MI 61-101.

Origin Merchant Partners (“Origin”) was retained by the Special Committee as an independent financial advisor and to prepare, under the Special Committee’s supervision, a formal valuation in accordance with the requirements of MI 61-101. Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) was retained by the Company as financial advisor to the Company.

Origin has provided its conclusion that, as of June 26, 2019, the fair market value of the Shares was between US$12.41 and US$16.36. Origin has also provided a fairness opinion to the Special Committee and Houlihan Lokey has provided a fairness opinion to the Board of Directors, stating in each case, that in its opinion, as of June 28, 2019 and subject to the assumptions, limitations, qualifications and other matters considered in connection with the preparation of such opinion, the consideration to be received by Shareholders (other than The Hydrogen Company and its affiliates) pursuant to the Transaction is fair, from a financial point of view, to such Shareholders.

After consideration of, among other things, the conclusions of Origin as to the fair market value of the Shares, the fairness opinion of Origin, the advice of the Company’s legal advisors, and the terms and conditions set forth in the Arrangement Agreement, the Special Committee unanimously recommended that the Board of Directors approve the Transaction and recommend to Shareholders (other than The Hydrogen Company and its affiliates) that they vote in favour of the Transaction.

The Board of Directors, after receiving financial and legal advice and following receipt of the fairness opinion of Houlihan Lokey and the unanimous recommendation of the Special Committee, unanimously approved the Transaction and recommended that Shareholders vote in favour of the Transaction. Mr. Pierre-Etienne Franc, an officer of an affiliate of Air Liquide and The Hydrogen Company’s nominee director, declared a conflict and recused himself from consideration of and voting on the Transaction.

Copies of the fairness opinions of Origin and Houlihan Lokey and a copy of the formal valuation of the fair market value of the Shares in accordance with MI 61-101 prepared by Origin, and other relevant background information, will be included in the management information circular (the “Circular”) of the Company to be prepared in connection with a special meeting of Shareholders expected to be held in August 2019 to consider and vote on the Transaction. The Company will send the Circular and certain related documents to Shareholders and copies will be filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Transaction Details

The Transaction is structured as a statutory plan of arrangement under the Canada Business Corporations Act. The Transaction requires approval of at least 66 2/3% of the votes cast by Shareholders, as well as the approval by a simple majority of votes cast by disinterested Shareholders, excluding Shares held by The Hydrogen Company and its affiliates, and any other Shareholders required to be excluded under MI 61-101. The Hydrogen Company has entered into a voting and support agreement with Cummins and the Purchaser to vote in favour of the Transaction.  The directors and senior officers of the Company, who as of the date hereof collectively hold approximately 1% of the issued and outstanding Shares, have also entered into voting and support agreements with Cummins and the Purchaser to vote in favour of the Transaction.  The Transaction is also subject to the approval of the Ontario Superior Court of Justice and the satisfaction of other customary closing conditions.

The Arrangement Agreement provides for, among other things, customary representations, warranties and covenants, including customary non-solicitation covenants from the Company and a “fiduciary out” that allows the Board of Directors to accept a superior proposal in certain circumstances subject to a “right to match” in favour of the Purchaser and payment by the Company of a US$8.9 million termination fee to the Purchaser.

The Transaction is expected to be completed in Q3 2019.

The foregoing summary is qualified in its entirety by the provisions of the Arrangement Agreement, a copy of which will be filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Advisors

Houlihan Lokey is serving as financial advisor and Torys LLP is serving as legal counsel to the Company.

Origin is serving as independent financial advisor to the Special Committee and formal valuator.

Morgan Stanley & Co. LLC is serving as financial advisor, and Gowling WLG (Canada) LLP and Barnes & Thornburg LLP are serving as legal counsel to Cummins.

Stikeman Elliott LLP and Dorsey & Whitney LLP are serving as legal counsel to Air Liquide.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Forward-looking Statements
This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this paragraph.

For further information, contact:

Daryl Wilson
Chief Executive Officer
(905) 361-3660
investors@hydrogenics.com

Marc Beisheim
Chief Financial Officer
(905) 361-3660
investors@hydrogenics.com